   **Athena Doshi**

Join ExactRx's Journey on Wefunder!

Athena Doshi    Tue, Oct 15, 2024 at 12:18 PM
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Dear Danielle,

I'm excited to announce that ExactRx has launched its **Wefunder campaign**! We are transforming healthcare by enabling AI-powered smart care facilities, improving patient outcomes, and enhancing operational efficiency.

Check out our campaign here: ExactRx on Wefunder.

With a secured contract from a medical device company and 200+ Ambulatory Surgery Centers in our pipeline, we're on track for rapid growth. We invite you to invest in this exciting phase and join us in shaping the future of healthcare.

Legal Disclaimer:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Best regards,

Athena Doshi
CEO, ExactRx